

Mail Stop 3233

June 28, 2018

<u>Via E-mail</u>
Andrew J. Sossen
Chief Operating Officer, Executive Vice President,
General Counsel and Chief Compliance Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, Connecticut 06830

     Re: **Starwood Property Trust, Inc.**
            Registration Statement on Form S-4
            Filed June 22, 2018
            File No. 333-225834

Dear Mr. Sossen:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.

                       Sincerely,

                       /s/ Sonia Gupta Barros

                       Sonia Gupta Barros
                       Assistant Director
                       Office of Real Estate and
                       Commodities

cc: Michael A. Gordon
       Sidley Austin LLP